UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14A
(Rule 14a-101)

INFORMATION REQUIRED IN PROXY STATEMENT

SCHEDULE 14A INFORMATION

Proxy Statement Pursuant to Section 14(a) of The Securities Exchange Act of 1934

(Amendment No. 1)

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☐	Soliciting Material Under Rule 14a-12

CytoDyn Inc.

(Name of Registrant as Specified in Its Charter)

PAUL A. ROSENBAUM
JEFFREY PAUL BEATY
ARTHUR L. WILMES
THOMAS J. ERRICO, M.D.

BRUCE PATTERSON, M.D.

PETER STAATS, M.D., MBA

MELISSA YEAGER
CCTV PROXY GROUP, LLC

(Name of Persons(s) Filing Proxy Statement, if Other Than the Registrant)

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DATED SEPTEMBER 17, 2021

CYTODYN, INC.

SUPPLEMENT TO

PROXY STATEMENT

OF

PAUL A. ROSENBAUM

JEFFREY P. BEATY

ARTHUR L. WILMES

The following supplements and amends the definitive proxy statement, filed with the Securities and Exchange Commission (the “SEC”) on August 18, 2021 (the “Proxy Statement”) by Paul A. Rosenbaum, Jeffrey P. Beaty, Arthur Wilmes, Thomas J. Errico, M.D., Bruce Patterson, M.D., Peter Staats, M.D., MBA, Melissa Yeager and CCTV Proxy Group, LLC (together, the “Participants”) in connection with their solicitation of proxies (the “Proxy Solicitation”) from the shareholders of CytoDyn, Inc., a Delaware corporation (the “Company”), for the election of five highly qualified director candidates to the board of directors (the “Board”) of the Company at the Company’s annual meeting of stockholders scheduled to take place on October 28, 2021 (the “Annual Meeting”).

Except as described in this supplement, the information provided in the Proxy Statement continues to apply and this supplement should be read in conjunction with the Proxy Statement. To the extent the following information differs from, updates or conflicts with information contained in the Proxy Statement, the supplemental information below is more current. Capitalized terms used herein, but not otherwise defined shall have the meanings set forth in the Proxy Statement.

Supplemental Disclosure

Settlement Proposal

On September 1, 2021, Mr. Beaty, Paul Rosenbaum and Mr. Wilmes sent a letter to the board of directors of the Company (the “Settlement Proposal”) containing a settlement proposal regarding the constitution of the board of directors and management of the Company. On September 3, 2021, Outside Company Counsel advised the Investor Group that the Settlement Proposal would be discussed by the Board at their meeting to be held during the week of September 6, 2021. As of the date hereof, the Board has not responded to the Settlement Proposal.

Delaware Chancery Court Update

Also as previously disclosed, on August 24, 2021, the Investor Group filed a complaint (the “Complaint”) against the Company, together with Dr. Kelly, the Company’s Chief Medical Officer and Chairman of the Board, Dr. Pourhassan, the Company’s Chief Executive Officer, and each of the members of the Board in the Court of Chancery of the State of Delaware (the “Chancery Court”). The Investor Group is seeking declaratory relief to compel the Company to honor its nomination notice (the “Nomination Notice”), which was timely delivered to the Company in accordance with the Company’s bylaws on July 1, 2021 and recognize its five highly qualified director candidates. The Vice Chancellor presiding over the case has set a hearing date of October 6, 2021. While the Investor Group believes that it will prevail in this proceeding against the Company, no assurances can be made. Stockholders are encouraged to vote now on the Investor Group’s WHITE proxy card. If, however, the Chancery Court determines that the Company is not required to recognize the Investor Group’s nominees, their vote on the WHITE proxy card will not be counted and stockholders can vote on the Company’s proxy card once it becomes available to revoke their vote on the Investor Group’s card. Only the latest-dated proxy card counts. We will continue to update you on these matters as events warrant.

Expenses of the Proxy Solicitation

CCTV estimates that through the date hereof its expenses in furtherance of, or in connection with, the solicitation are approximately $1.5 million. CCTV may seek reimbursement from the Company of all expenses it incurs in connection with this solicitation but does not intend to submit the question of such reimbursement to a vote of security holders of the Company.

CCTV is a single member limited liability company 100% owned and controlled by Paul Rosenbaum. Certain stockholders of the Company have gifted money to CCTV (the “Gifting Persons”) in connection with its preliminary activities, including but not limited to considering what actions may be taken with respect to the Company, analyzing and formulating a strategy for change, undertaken a review of the management, operations, governance and financials of the Company, and retaining advisors, consultants and attorneys. Those funds raised by CCTV from the Gifting Persons were raised prior to any decision by the Investor Group to conduct this proxy contest. Based upon the foregoing, the Investor Group and CCTV do not believe such persons are required to be disclosed under Rule 14a-101; however, in the interest of transparency and to avoid a dispute with the Company due to their allegations in the action that they have brought against the Participants in the U.S. District Court for the District of Delaware, the names of the Gifting Persons are set forth below. Except as specifically set forth in the Schedule 13D as to those stockholders named in such Schedule 13D, there is no agreement, arrangement or understanding by or between the Investor Group, the Nominees or any other Participant and the Gifting Persons (including but not limited to in connection with the repayment of any such gifts). Other than Paul Rosenbaum, Dr. Patterson, Dr. Errico, Dr. Staats, Mr. Beaty and Mr. Wilmes, the Gifting Persons have no involvement, control or ability to influence the solicitation being conducted by the Investor Group and have no right or expectation of the return of repayment of the gifted funds.

The inclusion of the Gifting Persons in this proxy statement is not an admission, nor should it be construed as an admission, that the Gifting Persons are required to be disclosed herein. Such Gifting Persons are not members of the Schedule 13D group (unless as otherwise specifically listed therein) or any other group, and the inclusion of the Gifting Persons in this proxy statement is not an admission, nor shall it be construed as an admission, that such Gifting Persons are the beneficial owners of any securities described in this proxy statement or the Schedule 13D.

The following persons are “Gifting Persons” as such term is used in this proxy statement: Paul Rosenbaum; Mr. Wilmes; Mr. Beaty; Allentit Gabriel; Tevya Finger; Judson Longaker; Jeffrey D. Weiner; Frederick J. Axelberd; Jack Chitayat; Arlyn J. Bossenbrook; Charles M. Johnson Jr.; Francesco Tosco; William M. Rawson; Veronica Marano; Ronald J. Thauer; The Greenan Law Firm; Katherine McCoy; Russ Rosenbaum; Lee Bank; Michael Sandborn; John Hall; Kenneth Buck; Patricia Welch; Phillip and Sarah Harrison; Michael Dileo; Gregory Landis; Denise Landis; Stephen Ugelow; Laurie S. Rawson; William Rawson; Catherine M. Schuler Trust; Glenn Eisenberg; Eisenberg Investments, LLC; Thomas Volckening; Paul Sanden; Dwijen C. Misra; Lance R. Tullius; Linda Russo; and Paul Hydok.

In addition to the foregoing, the following individuals have contributed funds or have contributed additional funds to CCTV: John Dittoe; Dave Leland; Butch (Donald) Hyssen; Thomas C. Mollick; Dr. Errico; Anthony Caracciolo; Steve Dalal; Jonathan Hartley; Dr. Richard G. Pestell; Dr. Staats; Dr. Lewis Ladocsi IV; Gary Keene; Anthony Lennen; James Squeo; Joan Villa; Dennis Hertel; Prem Hunji; Chris Dugovich; Russell Munves; Matthew Nalbandian; David Rocco Holdings; Shaul Levi; Mike Daugherty; Donald Zukowski; Dennis Daugherty; Dr. Robert Norton; Elias De La Torre; Marty Krytus; Paul Rosenbaum; Mr. Beaty; Alan Gabriel; Rick Buck; Judson Longaker; William Rawson; Ed Dobroski; Baron Lonner; E Marshall A&B Combined Trust; Hollie R Shumway; Albert Rawson III; J&C Shuler Combined 1969 Trust; and JDS & CMS Combined 1947 Trust (together, the “Contributing Persons”). Other than Paul Rosenbaum, Mr. Beaty, Dr. Errico and Dr. Staats, these individuals have no control or influence over the Proxy Solicitation, and their participation in the Proxy Solicitation has been limited to the contribution of funds. Other than Jeffrey Beaty, who is a director of IncellDx and owns approximately 2.3% of IncellDx, and Paul Hydok, who owns $100,000 aggregate principal amount of IncellDx’s 5% secured convertible notes, none of the foregoing individuals have any relationship with IncellDx. Dr. Pestell, was a member of the Board from 2018 to 2019, during which time he was appointed Vice-Chair and also served as Chief Medical Officer of the Company. Mr. Caracciolo was a member of the Board from 2011 to early 2019, its Chairman from 2013 to 2018, and the Company’s Executive Chairman from 2017 to 2018.

Additional Supplemental Disclosures

On August 5, 2021, the Company filed a lawsuit in the U.S. District Court for the District of Delaware against the Participants (the “Federal Lawsuit”). The Company is seeking injunctive relief to enjoin the Participants from soliciting or voting any proxies until the Participants have made certain public disclosures. The Participants believe that the Company’s allegations are without merit and are, in fact, a thinly veiled attempt to cause the Participants to spend resources in an effort to dissuade them from pursuing this proxy contest, disenfranchise stockholders by preventing them from being able to vote for an alternative slate of directors at the 2021 Annual Meeting, and entrench management. The Participants have filed a motion to dismiss the Federal Lawsuit, which is currently pending. On September 16, 2021, the Participants and the Company jointly informed the court that they have agreed on supplemental disclosures that are contained herein, and subject to the filing of these supplemental disclosures, the parties will file a stipulation of dismissal on Monday, September 20, 2021. While the Participants believe that the disclosures set forth in the Proxy Statement comply fully with applicable law, to moot certain of the Company’s disclosure claims, to avoid nuisance, potential expense and delay and to provide additional information to the Company’s stockholders, the Participants have determined to supplement the Proxy Statement with the disclosures set forth below. Nothing in the below disclosure shall be deemed an admission of the legal necessity or materiality under applicable law of any of the disclosure set forth herein or in the Proxy Statement. To the contrary, the Participants deny all allegations in the complaints that any additional disclosure was or is required.

Interests in IncellDx

As previously disclosed in the Proxy Statement, certain of the Participants have interests in IncellDx, Inc. (“IncellDx”), a biotechnology molecular diagnostics company that provided patient sample analysis for the Company from October 2018 to May 2020. Bruce Patterson, M.D., one of the nominees named in the Proxy Statement, is the founder and Chief Executive Officer of IncellDx and, together with his wife owned 5,025,000 shares of IncellDx common stock as of September 1, 2020, representing an approximate 33% ownership interest in IncellDx. Jeffrey Beaty, a member of the Investor Group as defined in the Proxy Statement, owned 350,000 shares of IncellDx common stock as of September 1, 2020, representing an approximate 2.3% ownership interest in IncellDx. Since May 1, 2020, neither Dr. Patterson nor Mr. Beaty had entered into any transactions in the shares of common stock or any other equity securities of, or any other equity interests in, IncellDx. To the knowledge of the Participants, no other Participant, Gifting Person (as defined in the Proxy Statement), reporting person named in the Schedule 13D (the “Reporting Persons”) initially filed on May 24, 2021 by the Reporting Persons named therein and subsequently amended on June 8, 2021 and July 2, 2021 (the “Schedule 13D”) or Contributing Person has had any direct or indirect beneficial ownership of any equity securities of, or any other equity interests in, IncellDx since May 1, 2020, nor has any such person entered into any transactions in common stock or any other equity securities of, or any other equity interests in, IncellDx since May 1, 2020. Further, to the knowledge of the Participants, no immediate family member or controlled entity of any of the foregoing Participants, Gifting Persons, Reporting Persons or Contributing Persons has had any direct or indirect beneficial ownership of any equity securities of, or any other equity interests in, IncellDx since May 1, 2020.

On October 6, 2020, Phillip Harrison, one of the individuals named as Gifting Persons in the Proxy Statement, purchased secured convertible notes (“Notes”) from IncellDx. The aggregate principal amount of notes purchased by Mr. Harrison was $200,000. The Notes bear interest at 5% per annum and automatically convert into equity securities of IncellDx under certain circumstances, including but not limited to the receipt by IncellDx of a certain amount of equity financing. The Notes have a term of 18 months. Subsequently, on October 26, 2020, each of Francesco Tosco, Glenn Eisenberg and Paul Hydok purchased $100,000 principal amount of Notes. On October 29, 2020, Dwigen Misra purchased $100,000 principal amount of Notes. In February 2021, Finger Family Office LLC purchased $1 million principal amount of Notes. On November 23, 2020, Jeffrey Weiner purchased $100,000 principal amount of Notes, and on December 18, 2020, Mr. Tosco purchased an additional $150,000 principal amount of Notes. To the knowledge of the Participants, no immediate family member or controlled entity of any of the foregoing Participants, Gifting Persons, Reporting Persons or Contributing Persons has purchased any Notes or any debt of, or otherwise provided any financing of any kind to, IncellDx since May 1, 2020.

IncellDx Proposal

Following a telephone call on May 8, 2020 between the Company’s Chief Executive Officer, Dr. Nader Pourhassan, the Company’s Chairman of the Board and Chief Medical Officer, Dr. Scott A. Kelly, M.D., Dr. Patterson, Mr. Beaty and IncellDx’s counsel, Shearman & Sterling LLP, IncellDx, by email from Dr. Patterson to Dr. Pourhassan dated May 22, 2021, submitted a proposal for discussion purposes (the “Proposal”) outlining the terms upon which IncellDx might be willing to be acquired by the Company. The Proposal was prepared by IncellDx’s financial advisor, Moelis & Company, and provided for a purchase price of $150 million in cash and stock with additional payments based on satisfying performance milestones of up to an additional $200 million in stock and/or cash. No further discussions ensued. Given the perfunctory nature of the discussions that led nowhere, the Participants do not believe that this was required to be disclosed in the proxy statement. Moreover, and importantly, there is no intention on the part of the Nominees to pursue any such or similar acquisition transaction with IncellDx if elected to the Board.

The Proposal further contained a single bullet point on a slide entitled “Next Steps” that read, “Dr. Bruce Patterson signs Employment Agreement with the Company contingent upon closing of the transaction.” As the Proposal was preliminary in nature, the Proposal did not set forth the proposed terms contemplated to be contained in an employment agreement between Dr. Patterson and the Company. If the Participants succeed in electing their director nominees to the Board, the Participants intend to name Dr. Patterson as the Chief Medical Officer of the Company (either as a direct employee or as a consultant). His level of compensation in such circumstances has not been set and would be approved by the Company’s compensation committee, comprised of independent directors, in accordance with the Company’s policies and applicable law and would be consistent with industry norms.

Patent Matters

IncellDx has submitted patent applications in connection with certain uses of CCR5 antagonists in COVID-19. The Participants understand that those patent applications before the USPTO are currently pending (contrary to the assertions of the Company in the Federal Lawsuit) and have been advised by IncellDx that they do not directly conflict with patents held solely by the Company.

In connection with IncellDx’s patent application (No. 17/067,191) “Methods of Treating Cytokine Storm Infections, Including COVID-19, by Inhibiting CCR5/CCL5 (RANTES) Interaction, and Compositions for Practicing the Same,” on February 11, 2021, the Company filed with the USPTO a third party submission, which provided two different publications. In response, the Examiner issued an office action for this pending application, making rejections based on these publications. However, IncellDx responded to this office action on June 16, 2021, in response to which the USPTO issued a new office action on July 21, 2021 where the rejections based on these publications were withdrawn and the claim directed to use of maraviroc was indicated as allowed. IncellDx has since limited the application to this allowable claim. The USPTO recently requested that a Terminal Disclaimer be filed and IncellDx has complied with this request. As such, IncellDx expects the USPTO to issue a Notice of Allowance for this application shortly. Accordingly, patent application no. 17/057,191 is still pending before the USPTO. On July 21, 2021, the USPTO issued a non-final rejection of IncellDx’s co-pending patent application (No. 16/932,636) “Method Of Treating SARS-CoV-2-Associated Hypercytokinemia By Administering A Human Monoclonal Antibody (Pro-140) That Inhibits Ccr5/Ccl5 Binding Interactions” where the USPTO alleged that its claims were not novel in light of the Company’s earlier-filed U.S. Patent No. 11,045,546, which was granted to the Company on June 29, 2021. IncellDx is currently formulating its response, which is initially not due until October 21, 2021 and notes that the application is still pending.

Caracciolo and Pestell Lawsuits

Two of the Gifting Persons named in the Proxy Statement, Anthony D. Carracciolo and Richard G. Pestell, M.D., have been involved in legal proceedings against the Company. Mr. Caracciolo was a member of the CytoDyn Board from 2011 to early 2019, its Chairman from 2013 to 2018, and the Company’s Executive Chairman from 2017 to 2018. Dr. Pestell was a member of the CytoDyn Board from 2018 to 2019, during which time he was appointed Vice-Chair and also served as Chief Medical Officer of the Company. In 2019, Dr. Pestell was terminated by the Company. The Company contends that Dr. Pestell’s termination was for cause, although it appears that this is the subject of ongoing litigation between the Company and Dr. Pestell.

Both Messrs. Caracciolo and Pestell have brought lawsuits against the Company since the termination of their directorships: Mr. Caracciolo, as a derivative representative, and Mr. Pestell, in connection with his termination.

IMPORTANT

Tell your Board what you think! Your vote is important. No matter how many shares of Common Stock you own, please give the Investor Group your proxy FOR the election of the Nominees and in accordance with the Investor Group’s recommendations on the other proposals on the agenda for the Annual Meeting by taking three steps:

•	SIGNING the WHITE proxy card;

•	DATING the WHITE proxy card; and

•	MAILING the WHITE proxy card TODAY in the envelope previously provided (no postage is required if mailed in the United States).

If any of your shares of Common Stock are held in the name of a brokerage firm, bank, bank nominee or other institution, only it can vote such shares of Common Stock and only upon receipt of your specific instructions. Depending upon your broker or custodian, you may be able to vote either by toll-free telephone or by the Internet. Please refer to the voting form for instructions on how to vote electronically. You may also vote by signing, dating and returning the enclosed WHITE voting form.

After submitting your vote using the WHITE proxy card, WE URGE YOU NOT TO VOTE USING ANY PROXY CARD PROVIDED BY THE COMPANY, because only your latest dated proxy card will be counted.

If you have any questions, require assistance in voting your WHITE proxy card, or need additional copies of the Investor Group’s proxy materials, please contact Okapi Partners at the phone numbers or email address listed below.

Okapi Partners LLC

1212 Avenue of the Americas, 24th Floor

New York, New York 10036

Banks and Brokers Call Collect: (212) 297-0720

All Others Call Toll Free: (844) 202-7428

E-mail: info@okapipartners.com

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